FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October, 2008

Commission File Number: 1-33659

COSAN LIMITED
(Translation of registrant’s name into English)

Av. Juscelino Kubitschek, 1726 – 6th floor
São Paulo, SP 04543-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

COSAN LIMITED

TABLE OF CONTENTS

Item

1.	Notice to the Market dated October 3, 2008 from the registrant's subsidiary Cosan S.A. Indústria e Comércio.

Cosan S.A. Indústria e Comércio
Publicly-Held Company
Corporate Taxpayer’s id (CNPJ) 50.746.577/0001-15
Corporate Registry (NIRE) 35300177045

Notice to the Market

São Paulo, October 3, 2008 – Cosan S.A. Indústria e Comércio (“COSAN” or “Company”) publicly provides explanations as to the increase in the Company’s capital stock (“Capital Increase”), by private subscription, with the attribution of subscription bonus (“Subscription Bonus”) to be granted as additional advantage to the subscriber of shares purpose of capital increase, as resolved at the Company’s Board of Directors Meeting held on September 19, 2008 (“RCA”) and disclosed to the market by means of a Notice to Shareholders dated September 19, 2008 (“Notice to Shareholders”) and published on September 22, 2008.

1.             Procedure to Subscribe Unsubscribed Shares

1.1.          Pursuant to item 10 of the Notice to Shareholders, the Procedure to Subscribe Unsubscribed Shares has the following clarifications: (i) the unsubscribed shares will be apportioned for subscription between shareholders who expressed interest in unsubscribed shares in the subscription bulletin, in proportion to subscribed amounts; (ii) the date of ascertainment of unsubscribed shares of the second apportionment, which changes from November 2 and 3 to 3 and 4; and (iii) in the occurrence of Capital Increase not being fully subscribed after the second apportionment, the non apportioned balance shall be sold in an auction at Bolsa de Valores de São Paulo S.A. - BVSP (“BOVESPA”).

1.2.          Considering the terms of item 1.1 above, we present as follows the new wording of item 10 of the Notice to Shareholders consolidated for shareholders’ best reference:

“10.   Procedure to Subscribe Unsubscribed Shares

10.1.  Following the end of the term for exercise of the preemptive right, the shareholders that declared their interest in the reserve of unsubscribed shares, on the subscription bulletin, shall have a term of 2 (two) business days following the notice of verification of unsubscribed shares, which shall begin on October 28, 2008 and end on October 29, 2008, for the subscription of unsubscribed shares. The unsubscribed shares shall be prorated between such shareholders in proportion to initially subscribed amounts, subject to the limits of reserve declared in the subscription bulletins.

10.2.  The maximum number of shares that shall fall to each subscriber shall be determined by means of the multiplication of the total number of shares that are unsubscribed, by the percentage calculated by means of the division of the number of shares subscribed by the respective subscriber, by the total number of shares subscribed by all of the subscribers that have requested a right to the unsubscribed shares, provided that the maximum number of unsubscribed shares that shall fall to each subscriber in the second apportionment is calculated based on the result of the first apportionment.

10.3.  Each subscriber shall initially subscribe the unsubscribed shares with respect to the common shares subscribed, in the exercise of the preemptive right, up to the limit of the maximum number of unsubscribed common shares to which the respective subscriber shall have a right, calculated in accordance with item 10.2, in a number to be determined by means of the division of (i) the number of common shares, subscribed by the respective subscriber that has requested the right to the unsubscribed shares by (ii) the total number of common shares subscribed by all of the subscribers that have requested a right to the unsubscribed shares, being understood that the direct controlling shareholder, Cosan Limited, voiced at the Board of Directors’ Meeting its intention to subscribe all of the unsubscribed shares.

10.4. The unsubscribed shares that are not subscribed following the first apportionment shall be apportioned once again among the shareholders that voice their interest in the reserve of the new unsubscribed shares on the subscription list of unsubscribed shares. The shareholders shall have the term of 2 (two) business days following the notice of verification of the unsubscribed shares of the first apportionment, which shall begin on November 3, 2008 and end on November 4, 2008, for the subscription of new unsubscribed shares, in compliance with the procedure described in items 10.2 and 10.3.

10.5   The unsubscribed shares not subscribed after the second apportionment shall be auctioned at BOVESPA on November 10, 2008, event when the direct controlling shareholder, Cosan Limited, may acquire all unsubscribed shares.”

2.             Subscription Bonus

2.1.           We clarify the Subscription Bonus attributed as additional advantage to the share subscriber purpose of capital increase is a security whose value is different form the Company’s share, granting its holders, under conditions approved at the RCA, the right to subscribe shares of the Company’s capital stock. In this regard, it is a security which may be traded separately from COSAN’s shares, observing they will be issued and credited to subscribers of shares purpose of Capital Increase on the first business day after the ratification of Capital Increase.

2.2.           We also inform that the Subscription Bonus can only be traded at stock exchange after obtaining the appropriate registration before the Brazilian Securities and Exchange Commission, condition which, if obtained, will be purpose of disclosure by means of a Notice to the Market. In the period between the issue and eventual registration by CVM, the Subscription Bonuses can only be traded privately or non-organized over-the-counter market, pursuant to the applicable legislation.

2.3.           Pursuant to the Notice to Shareholders, each Subscription Bonus, when exercised, will grant its holder the right to subscribe six tenths (0.6) of a common share of the Company. We highlight these new shares subscribed in view of the exercise of the Subscription Bonus will be entitled to the receipt of full dividends which may be declared by the Company as of the date of its subscription, referring to the respective year, and all the other benefits which may be granted to other holders of the Company’s common shares as from there, in equal conditions as the other shares issued by the Company. We also clarify that the ownership of the Subscription Bonus by itself does not grant its holder any right to dividends, that is, only after the exercise of the right granted by the Subscription Bonus can the holder (subscriber of shares) enjoy the shareholders rights.

3.              Right to Withdraw

3.1.           As disclosed at the Notice to Shareholders on September 10, 2008, dissident shareholders at the resolution taken at the Annual and Extraordinary General Meeting held on August 29, 2008 which ratified the acquisition by the Company of Usina Benálcool Açúcar e Álcool S.A. will have the right, up to October 10, 2008, to exercise the right to withdraw, by means of the reimbursement of the amount corresponding to its shares at R$12.20, pursuant to articles 137 and 256 of the Brazilian Corporate Law.

3.2.           Dissident shareholders, except for the right of reconsideration by the Company, granted by the term and pursuant to Paragraph 3 of article 137 of the Brazilian Corporate Law, have the right to exercise its removal based on the shareholding interest verified on custody positions at the end of August 12, 2008, respecting the physical and financial settlement of operations carried out at the trading floor of BOVESPA on that day, at CBLC, and at the depositary institution of the Company’s shares.

3.3.           Notwithstanding the right to withdrawal mentioned above, the exercise of both rights is contradictory, to withdraw and subscribe in Capital Increase, reaching the person acting this way, eventual undue advantage in prejudice of the Company, conduct prohibited in compliance with article 115 of the Brazilian Corporate Law.

4.              Warnings

4.1.           This offering is destined to the acquisition of securities of a Brazilian Company, subject to the requirements of disclosure practiced in Brazil, which usually differ from those of other countries.

4.2.           Further information is available at the Company’s Investor Relations Department, located at Avenida Juscelino Kubitschek, 1726, 6º andar, Vila Olímpia, in the City and State of São Paulo, or by calling
55 (11) 3897-9797, fax 55 (11) 3897-9798 or at site www.cosan.com.br.

São Paulo, October 3, 2008.

Paulo Diniz
Chief Financial and Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COSAN LIMITED

Date:	October 3, 2008	By:	/S/ Paulo Sérgio de Oliveira Diniz
			Name:	Paulo Sérgio de Oliveira Diniz
			Title:	Chief Financial Officer and Investors Relations Officer